Exhibit 10.32

DATED

26 November 2012

COMPROMISE AGREEMENT

between

TRAVELPORT INTERNATIONAL LIMITED

and

LEE GOLDING

THIS AGREEMENT is dated 26 November 2012

PARTIES

(1)	Travelport International Limited, incorporated and registered in England and Wales with company number 01254977 whose registered office is at Axis One, Axis Park, 10 Hurricane Way, Langley, Berkshire, SL3 8AG (Company).

(2)	Lee Golding of Axis One, Axis Park, 10 Hurricane Way, Langley, Berkshire, SL3 8AG (Employee).

(3)	TDS Investor (Cayman) L.P., a Cayman Islands limited partnership whose registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands, acting by TDS Investor (Cayman) G.P. Ltd, a Cayman Islands company whose registered office is at Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands, being a party to this Agreement only in relation to clause 12.3.

BACKGROUND

(A)	The Employee has been employed by the Company since 30th September 2002, most recently as Executive Vice President Human Resources under a contract dated 2nd October 2009.

(B)	The Employee is hereby given notice effective 1st January 2013 that her employment with the Company shall terminate on 12th April 2013.

(C)	The parties have entered into this Agreement to record and implement the terms on which they have agreed to settle any claims which the Employee has or may have in connection with her employment or its termination or otherwise against any Group Company (as defined below) or their officers or employees whether or not those claims are, or could be, in the contemplation of the parties at the time of signing this Agreement, and including, in particular, the statutory complaints which the Employee raises in this Agreement.

(D)	The parties intend this Agreement to be an effective waiver of any such claims and to satisfy the conditions relating to compromise agreements in the relevant legislation.

(E)	The Company enters into this Agreement for itself and as agent and trustee for all Group Companies and it is authorised to do so. It is the parties’ intention that each Group Company should be able to enforce any rights it has under this Agreement, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999.

AGREED TERMS

1.	INTERPRETATION

1.1	The definitions in this clause apply in this Agreement.

Adviser: Michael-Jon Andrews of Barlow Robbins LLP, 165 Church Street East, Woking, Surrey GU21 6HJ.

Confidential Information: information in whatever form (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) relating to the business, products, affairs and finances of any Group Company for the time being confidential to any Group Company and trade secrets including, without limitation, enterprise strategies, product strategy, product roadmaps, strategic third party engagements, technical data, HR Information, succession plans, executive compensation arrangements (to the extent not publically available) and know-how relating to the business of any Group Company or any of their suppliers, clients, customers, agents, distributors, shareholders or management, including (but not limited to) information that the Employee created, developed, received or obtained in connection with her employment, whether or not such information (if in anything other than oral form) is marked confidential.

Contract of Employment: the contract of employment between the Employee and the Company dated 2nd October 2009.

Copies: copies or records of any Confidential Information in whatever form (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) including, without limitation, extracts, analysis, studies, plans, compilations or any other way of representing or recording and recalling information which contains, reflects or is derived or generated from Confidential Information.

Group: the Company and the other Group Companies from time to time and each or any of them.

Group Company: the Company, its Subsidiaries or Holding Companies from time to time and any Subsidiary of any Holding Company from time to time.

HR Information: all and any information (whether or not recorded in documentary form or on computer disk or tape) relating to the human resources function past or present of a Group Company.

Subsidiary and Holding Company: in relation to a company mean “subsidiary” and “holding company” as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in subsections 1159(b) and

(c), as a member of another company even if its shares in that other company are registered in the name of (a) another person (or its nominee), whether by way of security or in connection with the taking of security, or (b) a nominee.

Termination Date: 12th April 2013.

1.2	The headings in this Agreement are inserted for convenience only and shall not affect its construction.

1.3	A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.4	A reference to one gender includes a reference to other genders.

1.5	Unless the context otherwise requires, words in the singular include the plural and in the plural include the singular.

1.6	The schedules to this Agreement form part of (and are incorporated into) this Agreement.

2.	ARRANGEMENTS PRIOR TO AND ON TERMINATION

2.1	The Employee’s employment with the Company shall terminate on the Termination Date.

2.2

In the period from the date of this Agreement to the Termination Date the Employee will, unless directed otherwise in writing by the Company, attend the Company’s offices, carry out her duties in the normal way and provide support with any transition in relation to her role. Without any obligation on the Company’s part, it is the Company’s expectation that during the latter stages of the notice period from 1st January 2013 to the Termination Date, the Employee will transition to a “special advisor” role for the balance of the period through to the Termination Date, with the date of such transition, the Employee’s access to Company systems and facilities, and the Employee’s duties, all to be solely at the discretion of the Company. For the avoidance of doubt, the Company may decide to place the Employee in the “garden” as detailed in clause 16.3.1 of the Contract of Employment.

2.3	The Company shall pay the Employee her salary and shall pay her employer’s pension contributions up to the Termination Date in the usual way. The Company shall deduct from the final salary payment any outstanding sums due from the Employee to any Group Company.

2.4	The Company shall continue to provide all of the Employee’s contractual and non-contractual benefits in the usual way up to the Termination Date (save in relation to bonus arrangements which are as set out in this Agreement).

2.5	In the period from the date of this Agreement to the Termination Date, the Employee will take all holiday entitlement accruing to her in the period prior to the Termination Date to the effect that the Employee has no outstanding holiday entitlement as at the Termination Date.

2.6	In accordance with clause 16.6 of the Contract of Employment the Company shall make a payment to the Employee of £162,123.29 by way of a payment in lieu of the balance of her 12 month notice period. This payment shall be made by bank transfer within 14 days after the Termination Date or receipt by the Company of a copy of this Agreement and the supplemental agreement referred to in clause 8.5 in each case signed by the Employee and receipt by the Company of a letter from the Adviser as set out in Schedule 2, whichever is later.

2.7	The Company shall make a payment to the Employee of £123,750 in full and final settlement of her discretionary 2012 bonus. This payment shall be made by bank transfer within 14 days after the Termination Date or receipt by the Company of a copy of this Agreement and the supplemental agreement referred to in clause 8.5 in each case signed by the Employee and receipt by the Company of a letter from the Adviser as set out in Schedule 2, whichever is later.

2.8	The payments and benefits in this clause 2 shall be subject to the income tax and employee’s national insurance contributions that the Company is obliged by law to pay or deduct.

2.9	The Employee shall submit on or before the Termination Date her expenses claims in the usual way and the Company shall reimburse the Employee for any expenses properly incurred before the Termination Date in the usual way.

3.	TERMINATION & OTHER PAYMENTS

3.1

The Company shall pay to the Employee by way of compensation for the termination of her employment an ex-gratia compensatory payment of £190,300 (Termination Payment). This payment shall be made by bank transfer to the Employee within 14 days after the Termination Date or receipt by the Company of a copy of this Agreement and the supplemental agreement referred to in clause 8.5, in each case signed by the Employee, and receipt by the Company of a letter from the Adviser as set out in Schedule 2, whichever is later.

3.2	The Company and the Employee believe that the first £30,000 of the Termination Payment will be payable without deduction, although the Company gives no warranty in this respect. The remainder of the Termination Payment will be subject to deductions for income tax at the applicable rate. The Employee shall be responsible for any further income tax and employee’s National Insurance contributions due in respect of the Termination Payment.

3.3	The Company shall, within 14 days after the Termination Date or receipt by the Company of a copy of this Agreement and the supplemental agreement referred to in clause 8.5, in each case signed by the Employee, and receipt by the Company of a letter from the Adviser as set out in Schedule 2, whichever is later, make a payment to the Employee of £272,157.53, subject to deduction for income tax and employee’s national insurance contributions, in full satisfaction of clause 16.7 of the Contract of Employment.

3.4	The Company shall, within 14 days after the Termination Date or receipt by the Company of a copy of this Agreement and the supplemental agreement referred to in clause 8.5, in each case signed by the Employee, and receipt by the Company of a letter from the Adviser as set out in Schedule 2, whichever is later, make a payment of up to £45,000 without deductions for tax or national insurance contributions directly into the Employee’s approved pension scheme with Scottish Widows, Policy Number 2960801 subject always to the Employee notifying the Company of the precise amount to be paid no later than the Termination Date. If the Employee notifies the Company that an amount less than £45,000 is to be paid directly into the aforementioned pension scheme, then the balance between the sum so paid and £45,000 shall be added to the Termination Payment and paid in accordance with clause 3.1 above.

3.5	Any payment that the Company is obliged to pay the Employee under clauses 2 or 3 above, shall be paid in advance of the Company preparing and issuing the Employee’s P45.

4.	LEGAL FEES, TAX ADVICE AND OUTPLACEMENT

4.1	The Company shall pay the reasonable legal fees (up to a maximum of £6,000 plus VAT) incurred by the Employee in obtaining advice on the termination of her employment and the terms of this Agreement, such fees to be payable to the Adviser’s firm within 14 days after production to the Company or its Solicitors of an invoice addressed to the Employee but marked as being payable by the Company.

4.2	The Employee shall be provided with the services of the Company’s appointed tax advisors to a maximum value of £3,500 plus VAT per annum to be paid by the Company for the 2012 / 2013 and 2013 / 2014 tax years.

4.3	The Company shall bear the costs of the Employee undertaking outplacement support via the Company’s chosen outplacement supplier at the level applicable for Executives, such support being the Chiumento Amber service.

5.	WAIVER OF CLAIMS

5.1	The Employee agrees that the terms of this Agreement are offered by the Company without any admission of liability on the part of the Company or any Group Company and are in full and final settlement of all and any claims:

(a)	for wrongful dismissal or any other claim for a breach of an express or implied term of the Employee’s contract of employment or related contractual arrangements, including, but not limited to any claims that the Employee may have due to the termination of her employment or under any bonus plan or any other deferred compensation scheme;

(b)	for unfair dismissal under Part X of the Employment Rights Act 1996, including, but not limited to any claim for unfair dismissal under s.98, s.98(A), s.103A or s.105(6A) of the Employment Rights Act 1996;

(c)	in relation to any detriment on the grounds of making a protected disclosure under s.47(B) of the Employment Rights Act 1996;

(d)	in relation to an unauthorised deduction from wages or unauthorised payment, under section 23 of the Employment Rights Act 1996;

(e)	for a statutory redundancy payment, under section 163 of the Employment Rights Act 1996;

(f)	for pregnancy or maternity discrimination, direct or indirect discrimination, harassment or victimisation related to sex, marital or civil partnership status, pregnancy or maternity or gender reassignment under section 120 of the Equality Act 2010 and/or direct or indirect discrimination, harassment or victimisation related to sex, marital or civil partnership status, gender reassignment, pregnancy or maternity under section 63 of the Sex Discrimination Act 1975; and

(g)	arising from any other rights of action that the Employee has or may have against any Group Company or their officers or employees whether arising out of her employment with the Company or its termination or from events occurring after this Agreement has been entered into, whether under common law, contract, statute or otherwise, whether such claims are, or could be, known to the parties or in their contemplation at the date of this Agreement in any jurisdiction and including, but not limited to, the claims specified in Schedule 1 (each of which is hereby intimated and waived).

5.2	The waiver in clause 5.1 shall not apply to the following:

(a)	any claims by the Employee to enforce this Agreement;

(b)	any personal injury claims of which the Employee is not aware at the date of this Agreement; and

(c)	any claims in relation to accrued pension entitlements.

5.3	The Employee warrants that:

(a)	before entering into this Agreement she received independent advice from the Adviser as to the terms and effect of this Agreement and, in particular, on its effect on her ability to pursue any complaint before an employment tribunal or other court;

(b)	the Adviser has confirmed to the Employee that they are a solicitor of the Senior Courts of England and Wales holding a current practising certificate and that there is in force a policy of insurance covering the risk of a claim by the Employee in respect of any loss arising in consequence of their advice;

(c)	the Adviser shall sign and deliver to the Company a letter in the form attached as Schedule 2 to this Agreement;

(d)	before receiving the advice she disclosed to the Adviser all facts or circumstances that may give rise to a claim by her or anyone acting on her behalf against any Group Company or their officers or employees and that she is not aware of any other facts or circumstances that may give rise to any such claim against any Group Company or their officers or employees other than those claims specified in clause 5.1; and

(e)	the only claims that she has or may have against any Group Company or their officers or employees relating to her employment with the Company or its termination are specified in clause 5.1.

The Employee acknowledges that the Company acted in reliance on these warranties when entering into this Agreement.

5.4	The Employee acknowledges that the conditions relating to compromise agreements under section 147 of the Equality Act 2010, section 77(4A) of the Sex Discrimination Act 1975 (in relation to claims under that Act and the Equal Pay Act 1970), section 72(4A) of the Race Relations Act 1976, paragraph 2 of Schedule 3A to the Disability Discrimination Act 1995, paragraph 2(2) of Schedule 4 to the Employment Equality (Sexual Orientation) Regulations 2003, paragraph 2(2) of Schedule 4 to the Employment Equality (Religion or Belief) Regulations 2003, paragraph 2(2) of Schedule 5 to the Employment Equality (Age) Regulations 2006, section 288(2B) of the Trade Union and Labour Relations (Consolidation) Act 1992, section 203(3) of the Employment Rights Act 1996, regulation 35(3) of the Working Time Regulations 1998, section 49(4) of the National Minimum Wage Act 1998, regulation 41(4) of the Transnational Information and Consultation etc. Regulations 1999, regulation 9 of the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, regulation 10 of the Fixed-Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, regulation 40(4) of the Information and Consultation of Employees Regulations 2004 and paragraph 12 of the Schedule to the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006 and have been satisfied.

5.5	The parties are entering into this Agreement on the understanding and belief that it satisfies the conditions for regulating compromise agreements as required by the Acts and Regulations set out in 5.4 above.

5.6	The waiver in clause 5.1 shall have effect irrespective of whether or not, at the date of this Agreement, the Employee is or could be aware of such claims or have such claims in her express contemplation (including such claims of which the Employee becomes aware after the date of this Agreement in whole or in part as a result of new legislation or the development of common law or equity).

5.7	The Employee agrees that, except for the payments and benefits provided for in this Agreement, and subject to the waiver in clause 5.1, she shall not be eligible for any further payment from any Group Company relating to her employment or its termination and without limitation to the generality of the foregoing, she expressly waives any right or claim that she has or may have to payment of bonuses (including without limitation the Travelport 2012 Performance Bonus Plan and the Travelport 2013 Performance Bonus Plan (or equivalent scheme to be put in place)), any benefit or award programme or grant of equity interest, or to any other benefit, payment or award she may have received had her employment not terminated.

6.	EMPLOYEE INDEMNITIES

6.1	The Employee shall indemnify the Company on a continuing basis in respect of any income tax or employee’s national insurance contributions in respect of the payments and benefits in clause 3.1 (and any related interest, penalties, costs and expenses incurred as a result of the default or delay of the Employee but excluding any related interest, penalties, costs and expenses incurred as a result of the default or delay of any Group Company) and elsewhere in this Agreement. The Company shall give the Employee reasonable notice of any demand for tax which may lead to liabilities on the Employee under this indemnity and shall provide her with reasonable access to any documentation she may reasonably require to dispute such a claim and reasonable opportunity to do so before the Company makes any claim or demand under this indemnity (provided that nothing in this clause shall prevent the Company from complying with its legal obligations with regard to HM Revenue and Customs or other competent body).

6.2	The Employee acknowledges that the Company is relying upon the warranties and representations made by the Employee in this Agreement for both the benefit of itself and any other Group Company. In the event that the Employee shall institute any action, claim or proceedings in the Employment Tribunal or any other court against the Company or any other Group Company or any of their officers, employees or agents in respect of her employment or the termination of it (for the avoidance of doubt, excluding any claim falling within clause 5.2 above) (“the Proceedings”), then the Employee agrees that she will repay to the Company (after any deductions of tax and national insurance contributions) forthwith an amount equal to the lowest of:

(a)	the total payment made to the Employee under clause 3.1;

(b)	the total amount claimed by the Employee in the Proceedings, if any; and

(c)	the maximum amount of compensation which could be awarded in respect of the Proceedings, if any

(and, for the avoidance of doubt, if there are no sums under sub-clauses 6.2(b) and 6.2(c), then the sum referred to in clause 6.2(a) shall be the lowest).

6.3	Notwithstanding clause 6.2 above, if the Employee commences proceedings in respect of any claims compromised or intended to be compromised by this Agreement, including for the avoidance of doubt the claims listed in 5.1(a) to 5.1(e) above and listed in Schedule 1, the Employee shall indemnify the Company and any Group Company in respect of any award of compensation or damages made in her favour together with all reasonable costs and expenses incurred in defending the claim. This indemnity shall not apply to any claim the Employee is permitted to pursue pursuant to clause 5.2.

6.4	Further, if the Employee commences proceedings in respect of any claims compromised or intended to be compromised by this Agreement, including for the avoidance of doubt the claims listed in 5.1(a) to 5.1(e) above and listed in Schedule 1 and the Employee is awarded damages, the Termination Payment and any other sums paid to the Employee under this Agreement can be set off against the award of damages and the Employee will indemnify the Company and any Group Company for all the reasonable legal costs incurred in respect of defending her claims.

7.	RETURN OF COMPANY PROPERTY

7.1	The Employee shall, before the Termination Date, return to the Company:

(a)	all Confidential Information and Copies;

(b)	all property belonging to the Company in satisfactory condition including (but not limited to) any car (together with the keys and all documentation relating to the car), fuel card, company credit card, keys, security pass, identity badge, mobile telephone, pager, lap-top computer or fax machine; and

(c)	all documents and copies (whether written, printed, electronic, recorded or otherwise and wherever located) made, compiled or acquired by her during her employment with the Company or relating to the business or affairs of any Group Company or their business contacts, in the Employee’s possession or under her control to Gordon Wilson, the President and CEO of the Company, or his designee.

7.2	The Employee shall, before the Termination Date, delete irretrievably any information relating to the business of any Group Company that she has stored on any magnetic or optical disk or memory device and all matter derived from such sources which is in her possession or under her control outside the premises of the Company.

7.3	The Employee shall, if requested to do so by the Company, provide a signed statement that she has complied fully with her obligations under clause 7.1 and clause 7.2.

7.4	The Employee shall be permitted to retain her Company mobile telephone number and to that end the Company shall release to her no later than 14 days before the Termination Date the relevant Porting Authorisation Code and provide any written consent or other reasonable assistance to the Employee to enable her to transfer the telephone number to another telephone and/or for it be registered with her chosen network operator.

8.	EMPLOYEE WARRANTIES AND ACKNOWLEDGMENTS

8.1	As at the date of this Agreement, the Employee warrants and represents to the Company that there are no circumstances of which the Employee is aware which would amount to a repudiatory breach by the Employee of any express or implied term of the Contract of Employment which would entitle (or would have entitled) the Company to terminate the Employee’s employment without notice or payment in lieu of notice.

8.2	The Employee warrants that, as at the date of this Agreement, she has not received or accepted any offer which will provide her with any form of earned income or benefits at any time after the Termination Date.

8.3	The Employee agrees to make herself reasonably available to, and to cooperate reasonably with, the Company (via Travelport’s Chief Legal Officer) or its advisers in any internal investigation or administrative, regulatory, judicial or quasi-judicial proceedings relating to any facts or matters within her knowledge as a result of her employment with the Company. The Employee acknowledges that this could involve, but is not limited to, responding to or defending any regulatory or legal process, providing information in relation to any such process, preparing witness statements and giving evidence in person on behalf of the Company. The Company shall meet all expenses to be properly and reasonably incurred by the Employee in complying with her obligations under this clause.

8.4	Other than as expressly provided for or referred to in this Agreement, the Employee acknowledges and agrees that she is not entitled to any further payment from the Company relating to her employment or its termination nor any compensation for the loss of any rights or benefits whether under any cash award programme, share option, bonus, long-term incentive plan or other profit sharing or remuneration scheme operated by any Group Company in which she may participate or have participated in the past, and she expressly waives all and any rights that she may have in this respect.

8.5	The Employee warrants and agrees that she shall within 5 working days of the Termination Date re-execute a copy of this Agreement, mutatis mutandis in the same form (save that the Company may include within clause 5.1 above any claims which the Employee has intimated or which have arisen, in either case between the date of this Agreement and the Termination Date) and provide the Company with a copy of the re-executed Agreement and shall procure that the Adviser shall advise her in the terms of the Adviser’s Certificate and provide the Company with a further signed copy of the Adviser’s Certificate. Neither the Employee nor the Adviser shall be entitled to any further payment from the Company in complying with this clause 8.5.

8.6	As at the date of this Agreement, the Company warrants and represents to the Employee that: (a) there are no circumstances of which Gordon Wilson, the President and CEO of the Company, is aware which would amount to a repudiatory breach by the Employee of any express or implied term of the Contract of Employment which would entitle (or would have entitled) the Company to terminate the Employee’s employment without notice or payment in lieu of notice; and (b) Gordon Wilson, the President and CEO of the Company, is not aware of any other circumstances that could give rise to any other claim against the Employee or that would constitute a breach of any of the warranties given by Employee in this Agreement.

9.	REFERENCE & ANNOUNCEMENT

9.1

On receipt of a written request by the President and CEO of the Company or his designee from a potential employer or other bona fide third party, the Company shall provide a reference for the Employee in the form set out in Schedule 3 to this Agreement. The President and CEO of the Company or his designee shall respond in terms consistent with that reference if they receive any oral enquiries concerning the Employee. The Company shall not make or publish or permit to be made or published any statement or comment about the Employee which is in any way inconsistent with the terms and tenor of that reference. If the Company obtains information after the date of this Agreement which would have affected its decision to provide a reference in the form set out in Schedule 3, it shall be obliged to send a reference only confirming the Employee’s position at the Company and the dates between which she was employed.

9.2	The Company shall following execution of this Agreement release the announcement set out in Schedule 5 through the Company intranet system.

10.	RESTRICTIVE COVENANTS

10.1	Notwithstanding clause 16, the Employee acknowledges that the post-termination restrictions in clause 18 of the Contract of Employment and those contained in the Management Equity Award Agreements (MEAAs) between the Employee and TDS Investor (Cayman) L.P. and between the Employee and Travelport Worldwide Limited will continue to apply after the Termination Date.

10.2	The Employee agrees to be bound by the restrictive covenants contained in Schedule 4 to this Agreement. The Company shall pay £100 to the Employee as consideration for her entering into the restrictive covenants in Schedule 4, such sum to be paid within 14 days after the Termination Date or receipt by the Company of a copy of this Agreement signed by the Employee and receipt by the Company of a letter from the Adviser as set out in Schedule 2, whichever is later. The Company shall deduct income tax and national insurance contributions from this sum.

11.	CONFIDENTIALITY AND ANNOUNCEMENTS

11.1	The Employee acknowledges that, as a result of her employment as Executive Vice President of Human Resources, she has had access to Confidential Information. Without prejudice to her common law duties, the Employee shall not (except as authorised or required by law or as authorised by the Company) at any time after the Termination Date:

(a)	use any Confidential Information; or

(b)	make or use any Copies; or

(c)	disclose any Confidential Information to any person, company or other organisation whatsoever.

11.2	The restrictions in clause 11.1 do not apply to any Confidential Information which is in or comes into the public domain other than through the Employee’s unauthorised disclosure.

11.3	The Employee shall not make any adverse or derogatory comment about the Company, its directors or employees and the Company shall use reasonable endeavours to ensure that its employees and officers shall not make any adverse or derogatory comment about the Employee. The Employee shall not do anything which shall, or may, bring the Company, its directors or employees into disrepute and the Company shall use reasonable endeavours to ensure that its employees and officers shall not do anything which shall, or may, bring the Employee into disrepute.

11.4	Nothing in this clause 11 shall prevent the Employee from making a protected disclosure under section 43B of the Employment Rights Act 1996 or from making such disclosure as she is required by law to make and nothing in this clause 11 shall prevent the Company from making such disclosures as it is required by law to make. Should either the Employee wish to make any disclosure under the terms of this clause 11.4, then the Employee shall provide the Company with a written copy of the disclosure in advance of making it.

11.5	The Company shall pay £100 to the Employee as consideration for her entering into the restrictions in this clause 11, such sum to be paid within 14 days of the Termination Date or receipt by the Company of a copy of this Agreement signed by the Employee and receipt by the Company of a letter from the adviser as set out in Schedule 2, whichever is later. The Company shall deduct income tax and employee’s national insurance contributions from this sum.

12.	RESTRICTED EQUITY UNITS

12.1

The Employee was granted Restricted Equity Units (REUs) by TDS Investor (Cayman) L.P. on 1st May 2009 (the 2009 LTIP REUs) and 18th August 2010 (the 2010 LTIP REUs) pursuant to the TDS Investor (Cayman) L.P. Interest Plan in place at the time and Management Equity Award Agreements between the Employee and TDS Investor (Cayman) L.P. However, as per the terms of the Management Equity Award Agreements, except as expressly set forth in clause 12.4 below, upon the notification of the termination of her employment the Employee (as well as upon the termination of her employment) will cease to have any rights or entitlements to further vesting for either 2009 REUs or 2010 REUs, and any such rights or entitlements shall be forfeited and waived in their entirety, and any vested 2009 REUs shall be converted into Class A-2 Interests pursuant to the terms of the Management Equity Award Agreement and other definitive documentation from TDS Investor (Cayman) L.P.. Defined terms in this clause 12 shall, if not defined elsewhere in this Agreement, be defined as per the relevant Interest Plan or Management Equity Award Agreement described in this clause 12.

12.2

The 2009 LTIP REUs that previously vested and are Vested REUs (as defined in the 1st May 2009 Management Equity Award Agreement between the Employee and TDS Investor (Cayman) L.P.), i.e. 740,665 REUs, shall convert to Class A-2 Interests following the Termination Date pursuant to the terms of such 1st May 2009 Management Equity Award Agreement.

12.3

The 2009 LTIP REUs that have not already vested, totalling 361,023 REUs (which consists of 275,422 2009 LTIP REUs in the 2012 Tranche plus 85,601 eligible for Catch-Up Vesting calculated by reference to Travelport Limited’s financial performance in 2012 as compared with the Annual Goals established by Travelport Limited’s Board) shall remain eligible to vest on 1st January 2013, provided the Employee executes and complies with this Agreement and remains in continuous active employment (in accordance with clause 2.2 above) with the Company through to 1st January 2013, and section 3.1 of the 1st May 2009 Management Equity Award Agreement between the Employee and TDS Investor (Cayman) L.P. that excludes eligibility for vesting when the Employee has been notified of her termination of employment is hereby varied so that it does not apply. The exact number of the unvested 2009 LTIP REUs that will vest on 1st January 2013 shall be determined by 31st March 2013 as set forth in the 1st May 2009 Management Equity Award Agreement.

12.4

For the avoidance of doubt the unvested 2012 Tranche of the 2009 LTIP REUs together with those REUs eligible to vest in 2012 as a consequence of the Catch Up provisions shall be calculated by reference to Travelport Limited’s actual financial performance in 2012 as compared with the Annual Goals established by Travelport Limited’s Board. Any unvested 2009 LTIP REUs that remain unvested after the application of this clause shall be forfeited per the terms of the 1st May 2009 Management Equity Award Agreement.

12.5

The 2010 LTIP REUs that have not already vested, totalling 176,170 REUs (which consists of a total of 157,294 from the 2012 and 2013 Tranches, plus 18,876 eligible for Catch-Up Vesting), remain unvested. Pursuant to Section 3.1(e)(ii) of the 2010 LTIP REUs Management Equity Award Agreement dated 18 August 2010, 105,386 REUs will be accelerated and therefore vested as of the Termination Date and thereafter are converted to Class A-2 Interests pursuant to the terms of such Management Equity Award Agreement dated 18th August 2010. The remaining Unvested REUs from the 2010 LTIP REUs, i.e. 70,784 REUs, are forfeited.

13.	CLASS A-2 INTERESTS

Nothing in this Agreement shall affect or impact the one million three hundred eighty thousand four hundred forty-six and 38/1000ths (1,380,446.038) Class A-2 Interests held by the Employee granted pursuant to the TDS Investor (Cayman) L.P. 2006 Interest Plan, as amended and / or restated from time to time, and the TDS Investor (Cayman) L.P. Agreement of Exempted Limited Partnership, as amended and / or restated from time to time, which remain subject to such Interest Plan and Agreement of Exempted Limited Partnership as well as the applicable Management Equity Award Agreements between the Employee and TDS Investor (Cayman) L.P..

14.	2012 LTIP

The Employee acknowledges and agrees that she shall have no entitlement to any payments, entitlements or other benefits under the Travelport 2012 Executive Long-Term Incentive Plan as set out in a letter from the President and Chief Executive Officer of the Company to the Employee dated 12 January 2012 and its annexures (the 2012 LTIP) and that any such rights or entitlements shall be forfeited and waived in their entirety (including without limitation any payments for 2012 that would be due in March 2013); provided, however, that the Employee shall remain eligible for payments in March 2014 of up to (a) US$34,931.51 subject to the performance conditions in the 2012 LTIP for the pro-rata portion of the 2013 performance-based subtranche and (b) US$34,931.51 for the pro-rata portion of the time-based tranche for 2013 only (i.e. with no payment for the 2012 portion of the time-based tranche), subject to the performance condition with respect to the time-based tranche as described in the 2012 LTIP. No payment will be made to the Employee in lieu of any entitlements that may have existed under the 2012 LTIP and the Employee shall have no claim in that regard.

15.	TWW SHARES AND RESTRICTED SHARE UNITS

15.1

The Employee was granted a Share Bonus Award and Restricted Share Units (RSUs) pursuant to the Travelport Worldwide Limited 2011 Equity Plan and the 16th December 2011 Management Equity Award Agreement between the Employee and Travelport Worldwide Limited (the 2011 MEAA).

15.2	The Employee holds forty-five thousand two hundred sixty-four and 712/1000ths (45,264.712) Shares, following withholding for taxes, subject to the 2011 MEAA.

15.3	Pursuant to Section 3.1(b)(ii) of the 2011 MEAA between the Employee and Travelport Worldwide Limited, 33,906 RSUs (prior to withholding for any taxes) will accelerate effective and become Vested RSUs upon the Termination Date and delivered as Shares (as defined in the 2011 MEAA) pursuant to clause 3.3 of the 2011 MEAA.

15.4	Defined terms in this clause 15 shall, if not defined elsewhere in this Agreement, be defined as per the 2011 MEAA.

16.	CASH DISTRIBUTION PAYMENTS

16.1	For the avoidance of doubt, until and before the Termination Date, the Employee shall remain eligible for any dividends and related payments triggered by the relevant REU vesting to the Employee pursuant to the terms of the relevant incentive scheme set out in clause 12 above such that at least the following payments shall fall due on the Termination Date:

(a)	up to US$12,635.81 in respect of the 2012 Tranche (including Catch-Up Vesting) of 2009 LTIP REUs subject to the Company’s financial performance for 2012; and

(b)	US$3,688.51 in respect of the 2010 LTIP REUs.

16.2	The payments in clause 16.1(a)-(b) above shall be paid within 14 days of the Termination Date, subject to deductions for tax and before the Employee’s P45 is issued.

17.	NET SETTLEMENT

As to clauses 12 and 15 above, and without prejudice to the provisions of clause 6.1 above, as set forth in the relevant MEAAs, the Company agrees that it shall at the relevant time when the tax liability arises in relation to the relevant benefit first withhold the appropriate amount of the benefit as is required to satisfy the Employee’s tax liability in relation thereto and only deliver to the Employee the net benefit (the Net Settlement) so that, for example and without limitation, an appropriate number of Vested REUs are deducted before the Employee is provided with the net number of Class A-2 Interests or an appropriate number of Vested RSUs are deducted before the Employee is given the net number of Shares (as defined in the 2011 MEAA). To the extent permitted under the MEAAs, unless the Employee expressly notifies the Company to the contrary before the Termination Date, the Employee hereby elects to have delivered to her only the Net Settlement with respect to any Class A-2 Interests and Shares due, as applicable. The Company agrees to deliver the Net Settlement of Class A-2 Interests and Shares due (as applicable) before the Employee’s P45 is issued.

18.	RESIGNATION FROM OFFICES

18.1	The Employee agrees that within fourteen working days of the date of this Agreement she shall resign from any directorship, office, trusteeship or position that she holds in or on behalf of any Group Company.

18.2	The Employee hereby acknowledges and confirms that she shall have no claim or right of action of any kind for compensation or otherwise against any Group Company in complying with the terms of clause 18.1.

19.	ENTIRE AGREEMENT AND PREVIOUS CONTRACTS

19.1	Each party on behalf of itself and, in the case of the Company, as agent for any other Group Companies, acknowledges and agrees with the other party (the Company acting on behalf of itself and as agent for each of the other Group Companies) that:

(a)	this Agreement constitutes the entire agreement and understanding between the Employee and the Company and each of the other Group Companies and supersedes any previous arrangement, understanding or agreement (whether in writing or not) between them relating to the termination of her employment by the Company (and any such previous arrangement, understanding or agreement shall be deemed to have been terminated by mutual consent);

(b)	in entering into this Agreement neither party has relied on any statement, representation, assurance or warranty of any person (whether party to this Agreement or not and whether in writing or not) other than as expressly set out in this Agreement; and

(c)	the only rights or remedies available to the parties arising out of any statement, representation, assurance or warranty shall be for breach of contract under the terms of this Agreement.

19.2	Nothing in this Agreement shall operate to limit or exclude any liability for fraud, and nor shall it supersede or vary the terms contained within the Management Equity Award Agreements referred to in clause 10.1 above.

20.	VARIATION

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties.

21.	THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall only apply to this Agreement in relation to any Group Company and no person other than the Employee and any Group Company shall have any rights under it. The terms of this Agreement may be varied, amended or modified or this Agreement may be suspended, cancelled or terminated by agreement in writing between the parties or this Agreement may be rescinded (in each case), without the consent of any third party.

22.	GOVERNING LAW AND JURISDICTION

22.1	This Agreement shall be governed by and construed in accordance with the law of England and Wales.

22.2	Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of England and Wales over any claim or matter arising under or in connection with this Agreement.

23.	SUBJECT TO CONTRACT AND WITHOUT PREJUDICE

This Agreement shall be deemed to be without prejudice and subject to contract until such time as it is signed and dated by both parties, when it shall be treated as an open document evidencing a binding agreement.

24.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which, when executed, shall be an original, and all the counterparts together shall constitute one and the same instrument.

This Agreement has been entered into on the date stated at the beginning of it.

Signed by Gordon Wilson for and on behalf of Travelport International Limited	/s/ Gordon Wilson

Signed by TDS Investor (Cayman) G.P. Ltd on behalf of TDS Investor (Cayman) L.P. with respect to clause 12.3 only:	/s/ Gordon Wilson

Signed by Lee Golding	/s/ Lee Golding